

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2015

<u>Via E-mail</u>
George Yu
Chief Executive Officer
Accurexa, Inc.
113 Barksdale
Newark, DE 19711

> **Re: Accurexa, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 6, 2015**
> **File No. 333-205511**

Dear Mr. Yu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Report of Independent Registered Public Accounting Firm, page F-3</u>

1.   We see that you present an audit report for the financial statements as of December 31, 2013 and for the period from August 29, 2012 through December 31, 2013. The prior period financial statements presented in the filing should and appear to be as of and for the year ended December 31, 2013. Accordingly, please have your auditors revise their report to opine on the financial statements as of and for the year ended December 31, 2013. The revised audit report should also indicate that Cyto Wave Technologies, Inc. is now known as Accurexa, Inc. As a related matter, your auditors may also elect to present a single audit report opining on the financial statements as of December 31, 2014 and 2013 and for the two years then ended, as illustrated in the appendix to PCAOB Auditing Standard No. 1.

Part II – Information Not Required in Prospectus

Item 16. Exhibits

2.   Please file an opinion of counsel regarding the legality of the securities being offered and sold pursuant to the registration statement. Please refer to Regulation S-K Item 601(b)(5).

3.   Please file a currently dated consent from your auditors with your next amendment. Please refer to Regulation S-K Item 601(B)(23)(i).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

Sincerely,

/s/ Jay Mumford for

Amanda Ravitz
Assistant Director

cc (via e-mail):   Frank J. Hariton, Esq.